UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of April, 2004

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

[LOGO - TELEVISA]                           FIRST QUARTER 2004 RESULTS
                                            FOR IMMEDIATE RELEASE
-----------------------------------------------------------------------------

             GRUPO TELEVISA REPORTS FIRST QUARTER 2004 RESULTS

HIGHLIGHTS

o RECORD FIRST-QUARTER CONSOLIDATED AND TELEVISION BROADCASTING SEGMENT NET SALES, EBITDA AND EBITDA MARGINS

o    CONSOLIDATED NET SALES INCREASED 4.3% AND EBITDA GREW 10.4%

o    TELEVISION  BROADCASTING  SEGMENT SALES INCREASED 4.3% AND EBITDA ROSE
     15.0%

o    NET INCOME INCREASED 81.1%

o INNOVA'S NET SALES INCREASED 19.1%, EBITDA INCREASED 42.6% AND EBITDA MARGIN REACHED 35.4%.

CONSOLIDATED RESULTS

Mexico City, D.F.,  April 28 2004 -- Grupo Televisa,  S.A.  (NYSE:TV;  BMV:
TLEVISA CPO) today announced results for the first quarter 2004. The results, shown in the attached tables on pages 7-9, are in millions of Mexican pesos, have been prepared in accordance with Mexican GAAP and are adjusted to pesos in purchasing power as of March 31, 2004.

The following table sets forth a condensed Statement of Income in millions of Mexican pesos, the percentage that each line represents from net sales and the percentage change for the first quarter of 2004 as compared with the first quarter of 2003:

     -----------------------------------------------------------------
                             1Q     MARGIN    1Q     MARGIN   CHANGE
                            2004      %      2003      %        %
     -----------------------------------------------------------------
     Net Sales(1)          5,230.8  100.0   5,015.4  100.0      4.3
     EBITDA(2)             1,500.8   28.7   1,359.9   27.1     10.4
     Operating Income      1,160.3   22.2     966.1   19.3     20.1
     Net Income              472.0    9.0     260.6    5.2     81.1
     -----------------------------------------------------------------

(1) See "Results by Business Segment" for information regarding segment results.

(2)  EBITDA  is  defined  as  operating  income  before   depreciation  and
     amortization.

Net sales for the first quarter of 2004 reached Ps.5,230.8 million, a 4.3% increase compared to last year's first quarter. This increase was driven by higher revenues in the Television Broadcasting, Publishing Distribution, Other Businesses, Cable Television, Programming for Pay Television and Publishing segments. These increases were partially offset by lower revenues in the Programming Licensing and Radio segments.

Consolidated EBITDA increased 10.4% to Ps.1,500.8 million in the first quarter of 2004 compared with last year's first quarter. Consolidated EBITDA margin increased to a first-quarter record of 28.7%. Additionally, operating income increased 20.1%. These increases primarily resulted from revenue growth, and were partially offset by higher cost of sales and operating expenses.

The Company generated net income of Ps.472.0 million in the first quarter of 2004 compared to net income of Ps.260.6 million in last year's first quarter. The net increase of Ps.211.4 million reflected primarily a Ps.194.2 million increase in operating income; a Ps.39.0 million decrease in other expense-net; a Ps.32.9 million decrease in income taxes; and a Ps.172.8 million increase in equity in results from affiliates. These favorable changes were partially offset by a Ps.180.3 million increase in integral cost of financing and a Ps.46.4 million increase in restructuring and non-recurring charges.

RESULTS BY BUSINESS SEGMENTS

The following  tables set forth the net sales,  EBITDA and operating income
(loss) in millions of Mexican pesos for each of the Company's business segments for the first quarters ended March 31, 2004 and 2003:

------------------------------------------------------------------------------
NET SALES                           1Q        %       1Q        %    CHANGE
                                   2004              2003               %
------------------------------------------------------------------------------
Television Broadcasting          3,194.0    60.6   3,062.0    61.0      4.3
Programming for Pay Television     168.4     3.2     162.6     3.2      3.6
Programming Licensing              414.3     7.9     423.9     8.4     (2.3)
Publishing                         370.9     7.0     357.2     7.1      3.8
Publishing Distribution            445.1     8.5     381.6     7.6     16.6
Cable Television                   269.6     5.1     250.6     5.0      7.6
Radio                               52.8     1.0      58.0     1.2     (9.0)
Other Businesses                   351.9     6.7     324.2     6.5      8.5
SEGMENT REVENUES                 5,267.0   100.0   5,020.1   100.0      4.9
Intersegment Operations1           (82.1)            (85.6)             4.1
Disposed Operations2                45.9              80.9               -
CONSOLIDATED REVENUES            5,230.8           5,015.4              4.3
------------------------------------------------------------------------------

------------------------------------------------------------------------------
EBITDA                              1Q     MARGIN     1Q    MARGIN   CHANGE
                                   2004      %       2003      %        %
------------------------------------------------------------------------------
Television Broadcasting          1,268.6    39.7   1,103.3    36.0     15.0
Programming for Pay Television      44.4    26.4      35.4    21.8     25.4
Programming Licensing              124.0    29.9     129.2    30.5     (4.0)
Publishing                          30.4     8.2      30.3     8.5      0.3
Publishing Distribution             (3.3)   (0.7)      1.3     0.3        -
Cable Television                    84.9    31.5      73.9    29.5     14.9
Radio                               (2.8)   (5.3)      1.4     2.4        -
Other Businesses                   (23.7)   (6.7)     (6.9)   (2.1)       -
Corporate Expenses                 (32.1)   (0.6)    (31.8)   (0.6)    (0.9)
SEGMENT EBITDA                   1,490.4    28.3   1,336.1    26.6     11.5
Disposed Operations2                10.4    22.7      23.8    29.4        -
CONSOLIDATED EBITDA              1,500.8    28.7   1,359.9    27.1     10.4
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
OPERATING INCOME (LOSS)             1Q     MARGIN    1Q     MARGIN   CHANGE
                                   2004      %      2003      %        %
-------------------------------------------------------------------------------
Television Broadcasting          1,023.7    32.1     846.9    27.7     20.9
Programming for Pay Television      39.3    23.3      24.1    14.8     63.1
Programming Licensing              122.2    29.5     127.3    30.0     (4.0)
Publishing                          25.3     6.8      25.4     7.1     (0.4)
Publishing Distribution             (8.6)   (1.9)     (3.7)   (1.0)       -
Cable Television                    38.1    14.1      30.5    12.2     24.9
Radio                               (7.1)  (13.4)     (2.5)   (4.3)       -
Other Businesses                   (39.1)  (11.1)    (62.3)  (19.2)    37.2
Corporate Expenses                 (32.1)   (0.6)    (31.8)   (0.6)    (0.9)
SEGMENT OPERATING INCOME         1,161.7    22.1     953.9    19.0     21.8
Disposed Operations2                (1.4)   (3.1)     12.2    15.1        -
CONSOLIDATED OPERATING INCOME    1,160.3    22.2     966.1    19.3     20.1
-------------------------------------------------------------------------------

(1) For segment reporting purposes, intersegment operations are included in each of the segment operations.

(2) Reflects the results of operations of the Company's nationwide paging and dubbing businesses.


TELEVISION          The increase of 4.3% in  Television Broadcasting  sales
BROADCASTING        was mainly  attributable  to an increase in advertising
                    time sold and an increase of 8.4% in local sales driven by Channel 4TV, our local channel in Mexico City.
                    Excluding the political advertising received during the first quarter of last year, Television Broadcasting sales increased 9.9%.

                    Television Broadcasting EBITDA increased 15.0% to Ps.1,268.6 million and operating income rose 20.9%. These increases reflect higher sales, a 1.8% reduction in cost of sales, and a 1.1% decrease in operating expenses.

PROGRAMMING FOR The 3.6% increase in Programming for Pay Television PAY TELEVISION sales resulted from higher revenues from signals sold to pay television systems in Mexico, and was partially offset by lower revenues from signals sold to pay television systems in Latin America.

                    Operating income increased 63.1% due to higher sales and lower operating expenses, and was partially offset by higher signal costs.

PROGRAMMING         The 2.3%  decrease  in Programming Licensing  sales  is
LICENSING           attributable to lower export sales in Europe  and Asia,
                    as well as by a negative translation effect of foreign currency denominated sales, which amounted to Ps.11.7 million. This decrease was partially offset by an 8.7% increase in royalties paid to the Company by Univision under the Univision Program License Agreement, which amounted to U.S.$22.9 million and higher export sales to Latin America.

                    Operating income decreased 4.0% reflecting lower sales and a marginal increase in cost of sales, partially offset by a decrease in operating expenses.

PUBLISHING          The 3.8%  increase in  Publishing  sales was related to
                    higher  advertising  pages sold in Mexico  and  abroad.
                    This increase was partially offset by a decrease in the number of magazines sold in Mexico.

                    Publishing operating income decreased marginally reflecting higher operating expenses and depreciation and amortization costs that were partially offset by higher sales and a reduction in cost of sales.

PUBLISHING          Publishing  Distribution sales increased  by  16.6% due
DISTRIBUTION        to higher distribution sales abroad partially offset by
                    lower circulation of magazines in Mexico published by third parties.

                    Operating loss increased to Ps.8.6 million due to higher cost of sales and operating expenses that were partially offset by higher sales.

CABLE TELEVISION    After nine consecutive quarters of  subscriber  losses,
                    Cablevision  added  1,500 new  subscribers  during  the
                    first quarter  reaching a total of 365,900 gross active
                    subscribers,   of  which  over   68,000   are   digital
                    subscribers.  Sales increased 7.6% in the first quarter
                    of 2004  compared  with the first  quarter of last year
                    reflecting   mainly   the   positive   effect   of  the
                    elimination of the excise tax on telecommunication services.

                    Operating income increased 24.9% due to higher sales and lower cost of sales that were partially offset by higher operating expenses.

RADIO Radio sales decreased 9.0% compared to last year's first quarter, due to lower advertising time sold, reflecting the absence of political advertising received during the first quarter of 2003.

                    Operating loss increased to Ps.7.1 million attributable to lower sales, and was partially offset by lower cost of sales and operating expenses.

OTHER BUSINESSES    Other  Businesses sales  increased  8.5%  due to higher
                    sales in the distribution of feature films and sport businesses, which were partially offset by lower sales in the Internet portal business.

                    Operating loss decreased to Ps.39.1 million from a loss of Ps.62.3 million in last year's comparable period. This favorable variance was led by higher revenues and lower depreciation and amortization costs, and was partially offset by an increase in cost of sales and operating expenses.

SKY Innova, S. de R.L. de C.V., a non-consolidated business of Grupo Televisa, is the pay-TV market leader in Mexico. It provides direct-to-home satellite television services under the SKY brand name. Financial and operating unaudited highlights of Innova, of which Televisa owns 60%, News Corp. 30%, and Liberty Media 10%, are as follows:

                         o As of March 31, 2004, the number of gross active subscribers increased to 886,100, including 50,200 commercial subscribers. This represents a 13.6% increase from 779,700, including 41,400 commercial subscribers registered as of March 31, 2003, or an increase of approximately 106,400 gross active subscribers.

                         o Net revenues increased 19.1% to Ps.1,093.1 million in the first quarter of 2004 compared to the same period of last year. This increase reflects the subscriber growth, the elimination of the 10% excise tax on telecommunications services and additional pay-per-view revenues related to special events.

                         o EBITDA increased 42.6% in the first quarter of 2004 to Ps.387.1 million compared with the first quarter of 2003. As a result, EBITDA margin increased to a record of 35.4% from 29.6% reported in the first quarter of last year.

                         o EBIT increased 213.4% to Ps.196.3 million in the first quarter of 2004.

                         o Innova reported a net income of Ps.147.0 million in the first quarter of 2004 compared to a net loss of Ps.388.5 million in last year's comparable period. This positive result reflects higher operating income, lower interest expense and a positive foreign exchange result.

NON-OPERATING RESULTS

INTEGRAL COST OF FINANCING

The following table sets forth the Integral Cost of Financing for the three months ended March 31, 2004 and 2003, in millions of Mexican pesos, which consisted of:

----------------------------------------------------------------------------
                                        1Q       1Q     INCREASE    CHANGE
                                       2004     2003   (DECREASE)     %
----------------------------------------------------------------------------
Interest expense                      354.8    363.0      (8.2)     (2.3)
Interest income                      (151.6)  (173.3)     21.7      12.5
Foreign exchange (gain) loss - net    (24.3)   112.6    (136.9)        -
Loss (gain) on hedge effect            31.7   (207.8)    239.5         -
Loss from monetary position - net     158.7     94.5      64.2       67.9
                                      369.3    189.0     180.3       95.4
----------------------------------------------------------------------------

Integral cost of financing increased by Ps.180.3 million, or 95.4%, to Ps.369.3 million in the first quarter of 2004 from Ps.189.0 million in the first quarter of 2003. This increase reflects three primary factors: i) an unfavorable Ps.239.5 million hedge effect on the U.S.$600 million long-term debt hedged by the Company's net investment in Univision in the first quarter of 2004 compared to a favorable hedged effect in the first quarter of 2003, driven by a 0.45% appreciation of the Mexican peso compared to the U.S. dollar during the first quarter of 2004, compared to a 3.13% depreciation of the Mexican peso compared to the U.S. dollar during the first quarter of 2003; ii) a Ps.64.2 million increase in loss from monetary position primarily as a result of a higher net monetary asset position during the first quarter of 2004 compared to the first quarter of 2003; and
iii) a Ps.21.7 million decrease in interest income in the first quarter of 2004 compared to last year's first quarter reflecting Innova's capitalization in September 2003 of all of the amounts due to the Company in connection with certain financing provided by the Company, which effect was partially offset by an increase in interest income in connection with a higher average amount of temporary investments during the first quarter of 2004 compared to the first quarter of 2003. These unfavorable variances were offset by a Ps.136.9 million favorable change resulting from a net foreign exchange gain due to the Mexican peso appreciation during the first quarter of 2004 compared to a net foreign exchange loss due to the Mexican peso depreciation in the first quarter of 2003; and a Ps.8.2 million decrease in interest expense, primarily as a result of a marginal reduction in the average amount of total debt during the first quarter of 2004 compared to the first quarter of 2003, which was partially offset by an increase in the restatement of the Company's UDI denominated debt as inflation increased 1.57% during the first quarter of 2004 compared to 1.32% in the first quarter of 2003.

RESTRUCTURING AND NON-RECURRING CHARGES

Restructuring and non-recurring charges increased by Ps.46.4 million, or 85.0%, to Ps.101.0 million for the first quarter of 2004 compared to Ps.54.6 million for the first quarter of 2003. This increase primarily reflects higher restructuring charges in connection with work force reductions for the first quarter of 2004 compared to the first quarter of 2003.

OTHER EXPENSE-NET

Other expense decreased by Ps.39.0 million, or 24.2%, to Ps.121.9 million for the first quarter of 2004 compared to Ps.160.9 million for the first quarter of 2003. This decrease primarily reflects a reduction in amortization of goodwill as the Company ceased amortizing this intangible asset beginning January 1, 2004, in accordance with Bulletin B-7 related to business acquisitions. This was partially offset by a decrease in other non-operating income for the first quarter of 2004 compared to the first quarter of 2003.

INCOME TAX

The effective income tax rate decreased in the first quarter of 2004 compared to the first quarter of 2003, primarily as a result of a lower expected effective income tax rate for 2004 compared to that expected for 2003 at the end of the first quarter of last year.

EQUITY IN RESULTS OF AFFILIATES

Equity in results of affiliates increased by Ps.172.8 million to an equity income of Ps.44.5 million for the first quarter of 2004 from an equity loss of Ps.128.3 million in the first quarter of 2003. This increase primarily reflects a reduction in the liability position of Innova and Sky Multi-Country Partners in the first quarter of 2004 compared to the first quarter of 2003, primarily as a result of the appreciation of the Mexican peso compared to the U.S. dollar in the first quarter of 2004 versus a depreciation of the Mexican peso compared to the U.S. dollar in the same period of 2003, as well as an increase in the equity income of Univision in the first quarter of 2004 compared to the first quarter of 2003.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES, ACQUISITIONS AND INVESTMENTS

In the first quarter of 2004, the Company invested approximately U.S.$12.4 million in property, plant and equipment as capital expenditures, of which approximately U.S.$4.7 million is related to the Cable Television segment. Additionally, the Company invested approximately U.S.$6.3 million in long-term loans to its Latin American DTH joint-ventures, and U.S.$1.0 million in capital contributions to "TuTV," a 50% joint venture with Univision for distribution of the Company's pay-television channels in the United States.

DEBT

As of March 31, 2004, the Company's long-term debt amounted to Ps.14,705.0 million, and its short-term debt was Ps.248.5 million compared to Ps.14,201.4 million and Ps.1,334.9 million, respectively, as of March 31, 2003.

TELEVISION RATINGS AND AUDIENCE SHARE

National urban ratings and audience share reported by IBOPE confirm that in the first quarter of 2004 Televisa continues to deliver strong ratings and audience shares. During weekday prime time (19:00 to 23:00 - Monday to Friday), audience share amounted to 69.8%; in prime time (16:00 to 23:00 - Monday to Sunday), audience share amounted to 68.8%; and in sign-on to sign-off (6:00 to 24:00 - Monday to Sunday), audience share amounted to 71.1%.

OUTLOOK FOR 2004

During the second quarter of 2004, we will face a difficult comparison due to the absence of the substantial amount of political advertising that we received last year. However, for the full year 2004, we believe that our 2004 up-front sales, our first quarter results, the current advertising momentum, and the special events scheduled in the calendar for this year, will allow us to make up the political advertising shortfall and achieve a marginal revenue increase in our Television Broadcasting business. In addition, we expect to keep consolidated cost and expenses flat throughout the year, which should allow us to maintain our Television Broadcasting and Consolidated EBITDA margins at 2003 levels.

Grupo Televisa S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, feature film production and distribution, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States.

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Key Information - Forward-Looking Statements" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

  (Please see attached tables for financial information and ratings data)

                                    ###

CONTACTS:

  INVESTOR RELATIONS:
    Michel Boyance / Alejandro Eguiluz
    Grupo Televisa, S.A.
    Av. Vasco de Quiroga No. 2000
    Colonia Santa Fe
    01210 Mexico, D.F.
    (5255) 5261-2000

                           GRUPO TELEVISA, S.A.
  CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2004 AND DECEMBER 31, 2003
   (MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF MARCH 31, 2004)


               ASSETS
                                                     March 31,     December 31,
                                                       2004            2003
                                                    (Unaudited)     (Audited)
                                                  --------------  --------------

Current:
   Available:
      Cash                                        Ps.     198.7   Ps.     377.6
      Temporary investments                            14,814.5        12,078.0
                                                  --------------  --------------
                                                       15,013.2        12,455.6

   Trade notes and accounts receivable-net              5,763.6        10,769.1
   Other accounts and notes receivable-net                633.7           907.2
   Due from affiliated companies-net                      380.9           449.4
   Transmission rights and programming                  3,370.7         3,590.5
   Inventories                                            452.4           521.5
   Other current assets                                   684.3           515.3
                                                  --------------  --------------
      Total current assets                             26,298.8        29,208.6

Transmission rights and programming                     4,796.8         4,743.7

Investments                                             6,562.4         6,420.8

Property, plant and equipment-net                      15,580.2        15,845.1

Goodwill and other intangible assets-net                9,253.8         9,344.3

Other assets                                              202.8           211.1
                                                  --------------  --------------
      Total assets                                Ps.  62,694.8   Ps.  65,773.6
                                                  ==============  ==============

                           GRUPO TELEVISA, S.A.
  CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2004 AND DECEMBER 31, 2003
   (MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF MARCH 31, 2004)

               LIABILITIES
                                                     March 31,     December 31,
                                                       2004            2003
                                                    (Unaudited)     (Audited(1))
                                                  --------------  --------------

Current:
   Current portion of long-term debt              Ps.     248.5   Ps.     289.7
   Trade accounts payable                               1,847.8         2,385.4
   Customer deposits and advances                      12,023.2        13,797.5
   Taxes payable                                          654.3         1,307.2
   Accrued interest                                       205.4           320.1
   Other accrued liabilities                            1,280.5         1,149.2
                                                  --------------  --------------
      Total current liabilities                        16,259.7        19,249.1
Long-term debt                                         14,705.0        14,934.5
Customer deposits and advances                            347.7           426.1
Other long-term liabilities                               699.8           719.6
Deferred taxes                                          1,177.4         1,172.5
DTH joint ventures                                      1,258.0         1,314.3
                                                  --------------  --------------
      Total liabilities                                34,447.6        37,816.1
                                                  --------------  --------------
         STOCKHOLDERS' EQUITY

Majority interest:
   Capital stock issued                                 8,336.0         8,336.0
   Additional paid-in capital                           3,936.1         3,936.1
                                                  --------------  --------------
                                                       12,272.1        12,272.1
                                                  --------------  --------------
   Retained earnings:
      Legal reserve                                     1,289.4         1,289.4
      Reserve for repurchase of shares                  5,367.8         5,367.8
      Unappropriated earnings                          16,543.3        13,001.7
      Accumulated other comprehensive loss             (2,656.6)       (2,278.7)
      Net income for the period                           472.0         3,652.9
                                                  --------------  --------------
                                                       21,015.9        21,033.1
                                                  --------------  --------------
   Shares repurchased                                  (6,169.2)       (6,443.2)
                                                  --------------  --------------
      Total majority interest                          27,118.8        26,862.0
Minority interest                                       1,128.4         1,095.5
                                                  --------------  --------------
      Total stockholders' equity                       28,247.2        27,957.5
                                                  --------------  --------------
      Total liabilities and stockholders' equity  Ps.  62,694.8   Ps.  65,773.6
                                                  ==============  ==============


(1) Certain reclassifications have been made to the 2003 Audited Financial Statements to conform to classifications used in the 2004 Unaudited Financial Statements.

                           GRUPO TELEVISA, S.A.
                 CONSOLIDATED STATEMENTS OF INCOME FOR THE
                THREE MONTHS ENDED MARCH 31, 2004 AND 2003
   (MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF MARCH 31, 2004)

                                                    Three months ended March 31,
                                                       2004            2003
                                                    (Unaudited)     (Unaudited)
                                                  --------------  --------------

Net sales                                         Ps.   5,230.8   Ps.   5,015.4

Cost of sales                                           2,983.2         2,930.8
                                                  --------------  --------------
   Gross profit                                         2,247.6         2,084.6
                                                  --------------  --------------

Operating expenses:
   Selling                                                390.1           370.5
   Administrative                                         356.7           354.2
                                                  --------------  --------------
                                                          746.8           724.7
                                                  --------------  --------------
EBITDA(1)                                               1,500.8         1,359.9
Depreciation and amortization                             340.5           393.8
                                                  --------------  --------------
Operating income                                        1,160.3           966.1
                                                  --------------  --------------
Integral cost of financing:
   Interest expense                                       354.8           363.0
   Interest income                                       (151.6)         (173.3)
   Foreign exchange (gain) loss-net                       (24.3)          112.6
   Loss (gain) on hedge effect-net                         31.7          (207.8)
   Loss from monetary position-net                        158.7            94.5
                                                  --------------  --------------
                                                          369.3           189.0
Restructuring and non-recurring charges                   101.0            54.6
Other expense-net                                         121.9           160.9
                                                  --------------  --------------
   Income before taxes                                    568.1           561.6
                                                  --------------  --------------

Income tax and assets tax                                 159.1           191.0
Employees' profit sharing                                   0.7             1.7
                                                  --------------  --------------
                                                          159.8           192.7
                                                  --------------  --------------
   Income before equity in results of
     affiliates and minority interest                     408.3           368.9
Equity in income (losses) of affiliates-net                44.5          (128.3)
Minority interest                                          19.2            20.0
                                                  --------------  --------------
   Net income                                     Ps.     472.0   Ps.     260.6
                                                  ==============  ==============

(1) EBITDA is defined as operating income before depreciation and amortization.


NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR 1ST, 2ND, 3RD AND 4TH
QUARTERS OF 2003 AND 1ST QUARTER OF 2004(1):

SIGN-ON TO SIGN-OFF -- 6:00 TO 24:00, MONDAY TO SUNDAY


--------------------------------------------------------------------------------------------------------------------------
                   JAN   FEB   MAR   APR   MAY   JUN   JUL   AUG   SEP   OCT   NOV   DEC   2003  JAN   FEB   MAR   1Q04
--------------------------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating             11.5  11.3  11.8  11.4  11.2  11.4  11.5  11.9  12.2  12.3  11.7  10.8  11.6  11.5  11.3  12.2  11.7
Share (%)          30.9  30.1  30.6  30.6  30.9  30.6  30.6  31.7  32.2  32.0  30.8  29.8  30.9  29.7  28.9  30.9  29.8
TOTAL TELEVISA(2)
Rating             27.0  26.7  27.5  26.6  26.1  26.5  27.1  26.7  27.0  28.3  27.8  25.8  26.9  27.3  27.7  28.5  27.8
Share (%)          72.6  70.9  71.5  71.4  72.0  71.5  71.8  71.1  71.3  73.3  73.1  71.1  71.8  70.5  70.9  72.0  71.1
--------------------------------------------------------------------------------------------------------------------------


PRIME TIME - 16:00 TO 23:00, MONDAY TO SUNDAY(3)

--------------------------------------------------------------------------------------------------------------------------
                   JAN   FEB   MAR   APR   MAY   JUN   JUL   AUG   SEP   OCT   NOV   DEC   2003  JAN   FEB   MAR   1Q04
--------------------------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating             18.1  17.7  17.9  17.6  17.3  18.0  17.9  18.5  18.5  18.2  16.9  15.4  17.7  17.2  16.7  18.4  17.4
Share (%)          32.7  32.0  32.1  32.9  33.1  33.2  33.1  34.4  34.0  33.0  30.6  29.3  32.5  30.3  29.7  32.2  30.7
TOTAL TELEVISA(2)
Rating             39.9  38.8  38.7  37.3  36.6  37.6  38.2  37.6  37.9  39.9  38.7  35.7  38.1  38.6  38.6  40.0  39.1
Share (%)          72.0  69.9  69.6  69.8  69.9  69.2  70.4  69.7  69.8  72.2  70.3  68.1  70.1  68.0  68.4  70.0  68.8
--------------------------------------------------------------------------------------------------------------------------


WEEKDAY PRIME TIME--19:00 TO 23:00, MONDAY TO FRIDAY(3)

--------------------------------------------------------------------------------------------------------------------------
                   JAN   FEB   MAR   APR   MAY   JUN   JUL   AUG   SEP   OCT   NOV   DEC   2003  JAN   FEB   MAR   1Q04
--------------------------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating             22.0  23.0  24.2  24.0  23.6  24.3  22.8  24.7  23.8  23.2  19.6  18.9  22.8  21.0  20.9  22.4  21.4
Share (%)          34.6  35.7  37.6  39.4  39.6  38.8  36.9  39.5  37.9  36.0  30.7  31.7  36.5  32.2  31.7  33.8  32.6
TOTAL TELEVISA(2)
Rating             47.2  46.6  46.2  44.7  43.4  44.9  44.0  44.8  44.8  47.8  45.0  40.7  45.0  44.8  45.9  47.1  45.9
Share (%)          74.4  72.2  71.8  73.4  72.8  71.7  71.3  71.7  71.4  74.4  70.7  68.0  72.0  68.7  69.6  71.1  69.8
--------------------------------------------------------------------------------------------------------------------------

NOTES:


1) National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated, seven days a week, in Mexico City, Guadalajara, Monterrey and 25 other cities with a population of over 400,000 people. "Ratings" for a period refers to the number of television sets tuned into the Company's programs as a percentage of the total number of all television households. "Audience share" is the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.

2) "Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities that are covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities that are covered by national surveys.

3) "Televisa Prime Time" is the time during which the Company generally charges its highest rates for its networks.
